CareerGenie, Inc

Unaudited Financial Statements as of
December 31, 2023

TABLE OF CONTENTS

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FINANCIAL STATEMENTS

CAREERGENIE, INC
BALANCE SHEETS
YEAR ENDED DECEMBER 31, 2023

ASSETS	**2023**
Current Assets	
Cash and cash equivalents	95,754
Total current assets	95,754
Non-Current Assets	
Startup costs	14,922
Software development costs	103,011
Total non-current assets	117,933
Total Assets	$ 213,687

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Credit Cards	687
Total current liabilities	687
Total Liabilities	$ 687
Stockholders' equity	
Safe Notes	210,000
Common Stock, $.00001, 8,900,000 shares issued	89
Additional Paid-In Capital	2,911
Total Stockholders' Equity	213,000
Total Liabilities and Stockholders' Equity	$ 213,687

The accompanying notes are an integral part of this statement.

CAREERGENIE, INC

STATEMENTS OF INCOME & STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2023

	2023
	Amount
Revenues	$ 0
Operating Expenses	0
Net Income	0
Stockholders' equity, beginning of year	0
Contributions / (Distributions)	213,000
Stockholders' equity, ending of year	$ 213,000

The accompanying notes are an integral part of this statement.

CAREERGENIE, INC
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2023

Cash Flows from Financing Activities	
Proceeds from issuance of common stocks, including APIC	3,000
Proceeds from issuance of SAFE notes	210,000
Proceeds from credit card debt	687
Net Cash Provided by Financing Activities	$ 213,687
Cash Flows from Investing Activities	
Software development costs	(103,011)
Capitalized startup costs	(14,922)
Net Cash Used In by Investing Activities	$ (117,933)
Net Increase in Cash	95,754
Cash at beginning of Period	0
Cash at End of Period	$ 95,754

The accompanying notes are an integral part of this statement.

CAREERGENIE, INC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of CAREERGENIE, INC.(the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to the accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

BUSINESS - The Company is a Corporation organized under the laws of the State of Delaware on May 22, 2023.

CAREERGENIE, INC envisions a world where every individual has a clear, engaging, and personalized path to the dream career. The Company's main product is an ultimate job search app using Artificial Intelligence to make career navigation personal and easy.

BASIS OF ACCOUNTING AND USE OF ESTIMATES - The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The estimates and assumptions used could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual costs could differ from those estimates.

OPERATING REVENUES AND EXPENSES – During the year ended 2023, the Company did not generate any income or incur any expenses. This situation arose due to being in a startup phase and in connection with the formation of the Company.

CASH AND CASH EQUIVALENTS - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Moreover, as it relates to the Statement of Cash Flows, cash equivalents consist of time deposits, certificates of deposits, and any highly liquid debt instruments with original maturities of three months or less.

ACCOUNTS RECEIVABLE - Revenue earned and not paid prior to year-end is recorded as a receivable. All amounts deemed uncollectible are charged against bad debt expense in the period that determination is made.

INCOME TAXES -The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be a Corporation. The effective income tax rate differs from the statutory federal income tax rate primarily due to state income taxes, nondeductible expenses, and tax credits. The federal tax rate for a C-Corporation is based on a graduated scale.

START-UP COSTS – As of December 31, 2023, capitalized startup costs amounted to $14,922. Capitalized startup costs are amortized on a straight line basis over their estimated useful lives, which generally do not exceed five years. Amortization expense related to startup costs has not been recorded as of December 31, 2023 because the Company has not started generating revenues yet.

SOFTWARE DEVELOPMENT COSTS – Represent costs incurred in the development of software applications that have not yet reached the stage of completion. These costs that should be capitalized typically include employee salaries and benefits for the time spent directly on the project, as well as third party costs directly related to the software's development, such as contractor fees and software tool costs.

As of December 31, 2023, the Company had a software development costs balance of $103,011.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation for individual items in excess of $500. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally from three to thirty-nine years. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income.

Computer systems	5 Years
Vehicles	5 Years
Furniture & fixtures	7 Years

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company maintains its cash balances in one financial institution located in Newark, NJ. Its cash balance at December 31, 2023 at this financial institutions did not exceed the maximum FDIC insurance coverage. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Moreover, The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

2. **CONTINGENCIES AND LITIGATION**

As of December 31, 2023, the Company had not material unrecorded contingencies.

3. **RELATED PARTY TRANSACCTIONS**

At December 31, 2023, the Company did not engage into related party transactions.

4. **COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL**

During the year 2023 the Company issued 8,900,000 shares of common stock with a par value of $.00001 per share. The total proceeds from the stock issuance amounted to $3,000. The par value of the issued shares was recorded as Common Stock ($89), and the excess amount over the par value ($2,911) was recorded as Additional Paid-In Capital.

5. **SAFE NOTES**

During the year 2023 the Company issued SAFE notes amounting $210,000. These instruments grant the investors the right to convert their investments into equity at a future date. The SAFE notes do not accrue interest and do not have a maturity date, and upon conversion the SAFE notes will be converted into shares of common stock.

6. **ACCOUNTING FOR UNCERTAIN TAX POSITIONS**

The Company is subject to taxation at federal and state jurisdictions as a C-Corp, and is required to make judgments and estimates regarding the application of complex tax laws and regulations. As a result, uncertainties may arise in the interpretation of tax laws and the determination of the tax liabilities.

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